AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 2009 UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Issuer)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Person Filing Statement)

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245915103 _______________ (CUSIP Number of Class of Securities)

     David F. Connor, Esq., Secretary
Delaware Investments Dividend and Income Fund, Inc.
2005 Market Street Philadelphia,
PA 19103
800-523-1918

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $______ * AMOUNT OF FILING FEE: None. This filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
/	/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)

and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________
Form or Registration No.: _______________________________________
Filing Party: _________________________________________________
Date Filed: __________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC. ANNOUNCES SELF-TENDER OFFER FOR FIVE PERCENT OF ITS SHARES

PHILADELPHIA, May 21, 2009 – Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the “Fund”) announced today that its Board of Directors has authorized an issuer tender offer to purchase for cash up to 496,792 shares of its common stock, each of which has a par value of $0.01 per share, representing 5 percent of its issued and outstanding shares of common stock. The tender offer will commence on Monday, June 1, 2009, and will expire, unless extended, at 11:59 p.m., New York City time, on Friday, June 26, 2009. Subject to various terms and conditions described in offering materials to be distributed to shareholders, purchases will be made at a price per share equal to the Fund’s net asset value per share on the first business day after the expiration of the offer.

Subject to various terms and conditions described in offering materials to be distributed to shareholders, if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.

The shares of common stock of the Fund have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 866 223-5912.

The Fund is a diversified, closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks and other equity-related securities. Up to 35% of the Fund's total assets may be invested in non-convertible debt securities consisting primarily of high-yield, high-risk corporate bonds. In addition, the Fund utilizes leveraging techniques in an attempt to obtain a higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution then comes from long-term capital gains to the extent permitted and, if necessary, a return of capital.

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DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC. ANNOUNCES SELF- TENDER OFFER FOR FIVE PERCENT OF ITS SHARES / PG. 2

Shareholders are advised to read the offer to purchase when it is available as it contains important information. The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund’s annual report for the fiscal year ended November 30, 2008, will be available without cost at the Commission’s web site (www.sec.gov) or by calling the Fund at 800 523-1918.

About Delaware Investments
Delaware Investments, an affiliate of Lincoln Financial Group, is a Philadelphia-based diversified asset management firm with more than $110 billion in assets under management as of March 31, 2009. Through a broad range of managed accounts and portfolios, mutual funds, retirement accounts, sub-advised funds, and other investment products, Delaware Investments provides investment services to individual investors and to institutional investors such as private and public pension funds, foundations, and endowment funds. Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. For more information on Delaware Investments, visit the company at www.delawareinvestments.com or for shareholder related questions, call 800 523-1918. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. For more information on Lincoln Financial Group, visit www.lincolnfinancial.com.

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Contact:	Ayele Ajavon	Laurel O’Brien
	Media Relations	Media Relations
	Delaware Investments	Delaware Investments
	215 255-1632	484 583-1735
	AAjavon@delinvest.com	Laurel.OBrien@lfg.com